FILE No. 823437

Corficolombiana
NIt 890.300.653-6

RECEIVED

2008 JUN 26 P 2:03

[redacted]

Cali, junio 18, 2008

08003462

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq. Corporacion Financiera Del Valle SA

Re.: Submission of Documents pursuant ~~Corporación Financiera Colombiana S.A.~~'s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Duff & Phelps de Colombia S.A. SCV modified the rating of the long term debt of Corporación Financiera Colombiana S.A. from "AA+" to "AAA" and maintained at "DP1+" rating on its short term.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

6/27

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana
NIt 890.300.653-6

Cali, junio 18, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Duff & Phelps de Colombia S.A. SCV modified the rating of the long term debt of Corporación Financiera Colombiana S.A. from "AA+" to "AAA" and maintained at "DP1+" rating on its short term.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED

2003 JUN 26 P 2:43

RIDER 1

Duff & Phelps de Colombia S.A. SCV modified the rating of the long term debt of Corporación Financiera Colombiana S.A. from "AA+" to "AAA" and maintained at "DP1+" rating on its short term.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

RECEIVED
2008 JUN 26 P 2:53

DCR

Duff & Phelps de Colombia S.A.
Security Rating Firm

DUFF & PHELPS DE COLOMBIA S.A. SCV MODIFIED THE RATING OF THE LONG TERM DEBT OF CORPORACIÓN FINANCIERA COLOMBIANA S.A. FROM "AA+" TO "AAA" AND MAINTAINED AT "DP1+" RATING ON ITS SHORT TERM.

We are hereby informing that the Technical Rating Committee of Duff & Phelps de Colombia S.A., a Security Rating Firm, in a meeting held on June 11, 2008, upon completing the appraisal and analysis related to the annual review of the rating of **Corporacion Financiera Colombiana S.A.**, decided to modify the rating assigned to CFC`s long term debt from "AA+" (Double A plus) to **"AAA" (Triple A)**, as recorded on minute No.637 of the same date. Also, it decided to maintain the **"DP1+"** rating on CFC`s short term debt (**High level**).

It should be noted that according to Duff&Phelps de Colombia S.A`s rating scale, any debt with a "AAA" (Triple A) rating has the highest quality loan, with practically non-existing risk factors. On the other hand, a "DP1+" (high level) rating is given to loans with very high certainty of prompt payment. The short term liquidity, protection factors and access to alternate resource sources are excellent.

The modification of CFC`s long term debt rating reflects, in the first place, the strengthening of CFC`s operation in its strategic business areas. CFC`s capital investments, currently the main source of income of the entity, have shown positive and steady performance in the last few years and such behavior, given its composition, is expected to be maintained in the future. On the other hand, the portion of this investment portfolio that is being financed with cost bearing liabilities is decreasing (approximately 5.5% as May 2008). This fact benefits CFC`s loan profile as the cost bearing liabilities and interest bearing assets ratio has improved. CFC`s management quality and the accumulated expertise of its officials in managing treasury products and investment banking has allowed the company to attain a sound positioning in an increasing competitive market. Also, the strengthening of the risk management policies allows CFC to be better off at facing risk exposure; and the use of better control tools shall contribute to reduce the vulnerability of its results to such risks. The rating also leads to expect that the investment portfolio business should begin to produce significant earnings, so that along with treasury and investment and private banking, will produce more balanced results for CFC in the future. Finally, the fact of CFC`s being the arm of the investment banking of a sound financial group, Grupo Aval, positively affects the assigned ratings.

CFC`s capital investment quality in various sectors of the national industry, with significant concentrations in the Gas Transportaiton and Fuel Distribution sectors, Utility Companies and Road Concessions, has significantly improved in the last few years. The above is reflected in the revaluation obtained and the flow of dividends received by CFC. In addition,

Corficolombiana
NIt 890.300.653-6

the fact that this investment portfolio is focused on sectors that have a long term potential growth and that its composition pursues a balanced exposure to economic cycles, protects somehow CFC`s results in case of great variations as a result of their own performance.

The improved balance in the amount of capital investments with respect to CFC`s equity, supported on a 47.5% equity solvency as of March 2008, is a positive condition, as per Duff&Phelps. Significantly reducing variable rent investment financing through deposits, also reduces CFC`s exposure to the results of such investments, as interest expenses are better compensated by the income generation from the treasury activity.

By the end of 2007, CFC`s net profit amounted to Ps.205,662 million. This figure comes from a relative stability of the dividends received and higher income (compared to the previous year) from investment revenues (56%), higher commissions (79%) and higher income from valorizations (72%), which all added to a better control of expenses and lower provisions, explains such performance. This dynamics of results was consolidated in the first quarter of 2008; as of March, profits were as high as Ps.78,881 milllion, accounting for 40.5% increase with respect to the same month of 2007. Likewise, the profitability in the running year over average assets was 7.14% (March 2008), while the profitability in the running year over the average equity was as high as 14.04% (March 2008). Such indicators reflect the entity`s positive financial performance.

Access to liquidity sources in CFC`s national and international markets is very good. The policies, tools and control organs used to manage liquidity risks provide for appropriate management, shown on consistently positive liquidity gaps.

CONTACTS:

Fernando Suarez Tello, + 57(1) 326 9999 ext. 1001, fsuarez@dcrcolombia.com.co
Glaucia Calp, + 57(1) 326 9999 ext. 1110 gcalp@dcrcolombia.com.co

Members of the Technical Rating Committee who participated at the meeting where the ratings were announced: Gustavo Aristizabal, Claudia Calp, Carlos Vicente Ramirez, Juan Camilo Cabrera and Natalia O`Byirne.

Corficolombiana
NIt 890.300.653-6

DCR
Duff & Phelps de Colombia S.A.
Sociedad Calificadora de Valores

DUFF & PHELPS DE COLOMBIA S.A SOCIEDAD CALIFICADORA DE VALORES MODIFICÓ A "AAA" LA CALIFICACIÓN "AA+" DE LA DEUDA DE LARGO PLAZO DE LA CORPORACIÓN FINANCIERA COLOMBIANA S.A Y MANTUVO EN "DP1+" LA CALIFICACIÓN DE LA DEUDA DE CORTO PLAZO DE ESTA ENTIDAD.

De manera atenta, nos permitimos informar que el Comité Técnico de Calificación de Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, en reunión del 11 de junio de los corrientes, después de efectuar el correspondiente estudio y análisis, con ocasión de la revisión anual de la calificación de la **Corporación Financiera Colombiana S.A**, decidió modificar a **"AAA" (Triple A)** de "AA+" (Doble A más) la calificación asignada a la deuda de largo plazo de la entidad, según consta en el acta # 637 de la misma fecha. Igualmente, decidió mantener la calificación **"DP1+" (Nivel Alto)** a la deuda de corto plazo.

Al respecto es necesario precisar que, según la escala de calificación de Duff & Phelps de Colombia S.A. Sociedad Calificadora de Valores, las obligaciones calificadas en "AAA (Triple A) poseen muy alta calidad crediticia. Los factores de riesgo son prácticamente inexistentes. Por su parte, la calificación "DP1+" (Nivel Alto) se otorga a obligaciones con muy alta certeza en el pago oportuno. La liquidez a corto plazo, factores de protección y acceso a fuentes alternas de recursos son excelentes.

La modificación de la calificación de largo plazo de la Corporación Financiera Colombiana refleja, en primer lugar, el fortalecimiento de la operación de la Corporación en sus áreas estratégicas de negocio. Las inversiones de capital de Corficolombiana, hoy la principal fuente de ingresos de la entidad, han mostrado un desempeño favorable y sostenido en los últimos años y, se espera, dada su composición, que este comportamiento se mantenga en el futuro. Por otro lado, es cada vez menor la porción de este portafolio de inversiones que se viene financiando con pasivos con costo (aproximadamente un 5,5% a mayo de 2008), circunstancia que beneficia el perfil crediticio de la entidad al mejorar el calce entre pasivos con costo y activos que generan interés. La calidad de la administración de la Corporación y la experiencia acumulada por sus funcionarios en el manejo de productos de tesorería y banca de inversión ha resultado en un posicionamiento sólido en un mercado cada vez más competido. Asimismo, el robustecimiento de políticas de administración de riesgos deja a la Corporación más preparada para afrontar los riesgos a los que está expuesta y la utilización de mejores herramientas de control deberá contribuir a disminuir la vulnerabilidad de sus resultados a dichos riesgos. La calificación incorpora también la expectativa de que el negocio de administración de portafolios de inversiones empiece a generar ingresos de forma que, junto con la tesorería y bancas de inversión y privada, generen, hacia el futuro, unos resultados mas equilibrados para Corficolombiana. Finalmente, el hecho de ser el brazo de banca de inversión de un grupo financiero sólido como el Grupo Aval incide positivamente sobre las calificaciones asignadas.

La calidad de las inversiones de capital de Corficolombiana en varios sectores de la industria nacional, con concentraciones importantes en los sectores de Transporte de Gas y Distribución de Combustible, Servicios Públicos y Concesiones Viales, ha mejorado sensiblemente en los últimos años. Lo anterior se ve reflejado en las valorizaciones generadas y en el flujo de dividendos recibidos por la Corporación. Así mismo, el hecho de que este portafolio de inversiones esté orientado hacia sectores que tienen potencial de crecimiento en el largo plazo y que su

composición busque una exposición balanceada a los ciclos económicos protege, en cierta medida, el resultado de la Corporación ante grandes variaciones por cuenta del desempeño de las mismas.

El mejor equilibrio en el monto de inversiones de capital con relación al patrimonio de Corficolombiana, apoyado en una solvencia patrimonial de 47,5% a marzo de 2008, es visto de forma positiva por Duff & Phelps. Al reducirse de forma considerable la financiación de inversiones de renta variable con captaciones, disminuye también el grado de exposición del resultado de la Corporación a los resultados de estas inversiones toda vez que los gastos de intereses están mejor compensados por la generación de ingresos en la actividad de tesorería.

Al cierre de 2007, Corficolombiana generó utilidades netas por $205.662 millones. Este resultado es fruto de una relativa estabilidad en los dividendos recibidos y de mayores ingresos (comparativamente al año anterior) por rendimiento de inversiones (56%), mejores comisiones (79%) y mayores ingresos por valoración (72%), los cuales, sumadas a un mejor control de los gastos y a menores provisiones, explican dicho desempeño. Esta dinámica de resultados se consolidó durante el primer trimestre de 2008; a marzo, las utilidades alcanzaron $78.881 millones, las cuales son 40,5% mayores a las presentadas en el mismo mes de 2007. Así mismo, la rentabilidad año corrido sobre el activo promedio se ubicó en 7,14% (mar-08), mientras que la rentabilidad año corrido sobre el patrimonio promedio alcanzó niveles del 14,04% (mar-08), indicadores que reflejan el buen desempeño financiero de la entidad.

El acceso a fuentes de liquidez en el mercado nacional e internacional de Corficolombiana es muy bueno. Las políticas, herramientas y órganos de control para la administración de los riesgos de liquidez aseguran su adecuado manejo, reflejado en brechas de liquidez consistentemente positivas.

CONTACTOS:

Fernando Suárez Tello., + 57 (1) 326 9999 ext. 1001, fsuarez@dcrcolombia.com.co
Gláucia Calp, + 57 (1) 326 9999 ext. 1110, gcalp@dcrcolombia.com.co.

Miembros del Comité Técnico de Calificación que participaron en la reunión en la cual se asignó las presentes calificaciones *: Gustavo Aristizábal, Glaucia Calp, Carlos Vicente Ramírez, Juan Camilo Cabrera y Natalia O'byrne.

***Las hojas de vida de los Miembros del Comité Técnico podrán consultarse en la página web de la Sociedad Calificadora: www.dcrcolombia.com.co**